Exhibit 21

Subsidiaries of National Fuel Gas Company
As of September 30, 2021

State or Other
Jurisdiction of Incorporation
Legal Name	or Organization

National Fuel Gas Distribution Corporation	New York
National Fuel Gas Supply Corporation	Pennsylvania
Seneca Resources Company, LLC	Pennsylvania
Empire Pipeline, Inc.	New York
National Fuel Resources, Inc.	New York
National Fuel Gas Midstream Company, LLC	Pennsylvania
NFG Midstream Covington, LLC	Pennsylvania
NFG Midstream Trout Run, LLC	Pennsylvania
NFG Midstream Processing, LLC	Pennsylvania
NFG Midstream Tionesta, LLC	Pennsylvania
NFG Midstream Clermont, LLC	Pennsylvania
NFG Midstream Wellsboro, LLC	Pennsylvania
Highland Field Services, LLC	Pennsylvania
Pennsylvania Gas Holdings Corporation	Pennsylvania